Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal (Quebec) H3A 3M8 Canada

IMMEDIATE RELEASE

FINAL 2010 DRILLING RESULTS CONFIRM STRONG GOLD POTENTIAL OF THE WASAMAC PROPERTY

Montreal, Quebec, Canada, February 8, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to announce that it has received final assay results for the 2010 drilling campaign on its Wasamac property.

Highlights:

  New drilling results include 3.88 g/t Au over 12.26 metres, 4.26 g/t Au over 10.86 metres, 2.89 g/t over 17.45 metres and 5.56 g/t Au over 11.4 metres (true thickness);

  A total of 19,853 metres drilled in 2010;

  Results of the new resources calculation should be available on or about February 17th, 2011.

Table 1: New drilling results(1)

Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Grade (g/t Au)	Vertical Depth of Intersection (metres)
WS-10-43	1,034	898.50	902.20	2.79	0.55	886
WS-10-44	740	623.60	632.90	7.53	2.37	596
WS-10-45	435	375.15	389.10	12.26	3.88	346
WS-10-46	652	565.40	591.10	21.33	1.31	546
WS-10-47	865	806.40	811.95	4.70	1.37	728
WS-10-48	476	419.65	432.00	10.86	4.26	382
WS-10-49	629	551.35	560.90	8.24	1.62	506
WS-10-50	996	851.16	856.20	4.31	2.24	801
WS-10-51	512	416.55	427.85	9.94	1.67	382
WS-10-52	618	537.95	557.10	17.45	2.89	478
WS-10-53	561	467.90	474.50	5.40	2.23	447
WS-10-54A	962	822.00	829.75	6.79	2.67	743
WS-10-55	672	569.10	582.00	11.4	5.56	518
Total :	9,152
(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.

Martin Rivard, President and CEO commented: “We are very pleased with the results obtained from our 2010 drilling program as they confirm the existence of a strong mineralized system between the -200 and -800 metre elevations that remains open at depth in several areas over a lateral extension of 2 km. Now that the final results have been received, our geology team is actively working on the re-evaluation of the resources of the Wasamac property. At the same time, drilling continues with three drills currently active on the property”.

Additional details about the Wasamac Property
This 7.58 km2 (757.65 hectare) property is located 15 km west of Richmont’s headquarters in Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district, and is less than 10 km east of the Company’s Francoeur Mine. The past-producing Wasamac Mine, located on the property, produced a total of 1,892,448 metric tonnes at an average grade of 4.16 g/t Au, between 1965 and 1971. This production generated 252,923 ounces of gold, mostly from the Main Zone.

FINAL 2010 DRILLING RESULTS CONFIRM STRONG GOLD POTENTIAL OF THE WASAMAC PROPERTY
February 8, 2011

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.
The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.
The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com